Exhibit 99.2

TURQUOISE HILL RESOURCES LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In respect of the annual meeting of shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) held on May 14, 2019 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote.

Election of Directors – Seven nominees were set forth in the Corporation’s Management Proxy Circular dated March 13, 2019 (the “Circular”).

According to votes received by the scrutineers, each of the following seven nominees proposed by management was elected as a director of the Corporation until the next annual meeting of shareholders, or until such person’s successor is elected or appointed, with the following results:

	For	Withheld	% of Votes Cast For (rounded)
Alan Chirgwin	1,501,650,035	237,748,967	86.33%
James W. Gill	1,348,945,867	390,453,135	77.55%
R. Peter Gillin	1,334,830,534	404,568,468	76.74%
Stephen Jones	1,553,763,247	185,635,755	89.33%
Ulf Quellmann	1,706,694,031	32,704,971	98.12%
Russel C. Robertson	1,301,917,253	437,481,749	74.85%
Maryse Saint-Laurent	1,298,586,450	440,812,552	74.66%

Appointment of Auditors – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	1,841,528,280	3,123,784	99.83%

Non-binding Advisory Vote on the Corporation’s Approach to Executive Compensation – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders approved the non-binding advisory vote to accept the approach to executive compensation disclosed in the Circular.

	For	Against	% of Votes Cast For (rounded)
Total Votes	1,703,733,519	35,665,482	97.95%

Dated at Montreal, Quebec this 14th day of May, 2019.

By:	/s/ Dustin S. Isaacs
Dustin S. Isaacs
Corporate Secretary